T (403) 237-6211	Mission Square	www.berkleyresources.com
F (403) 263-1773	Suite 400, 2424-4th Street SW	info@berkleyresources.com
Calgary, AB T2S 2T4

September 22, 2008	Trading Symbols: BKS – TSX Venture
BRKDF.PK – OTC BB (US)
Frankfurt W8O

BERKLEY TO FILE FORM 15F WITH SECURITIES AND EXCHANGE COMMISSION

Berkley Resources Inc. (the “Company” or “Berkley”) announces that it intends to file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate its reporting obligations under the Securities Exchange Act of 1934, as amended.

The Company expects the termination of its reporting obligations to take effect no later than 90 days after the filing of the Form 15F. As a result of the filing of the Form 15F, the Company will immediately cease to file certain reports, including Forms 20-F and 6-K, with the SEC. The Company will continue to be a reporting issuer in Canada and maintain a listing for its common shares on the TSX Venture Exchange, which constitutes the primary market for its securities. The Company’s Canadian filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ON BEHALF OF THE BOARD

“Matt Wayrynen”

Matt Wayrynen
President & C.E.O.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.